

Mailstop 3233

July 14, 2016

<u>Via E-Mail</u>
Farzana K. Mitchell
Executive Vice President, Chief Financial Officer and Treasurer
CBL & Associates Properties, Inc.
2030 Hamilton Place Blvd., Suite 500
Chattanooga, TN 37421

> **Re:** **CBL & Associates Properties, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed February 29, 2016**
> **File No. 001-12494**
>
> **CBL & Associates Limited Partnership**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed February 29, 2016**
> **File No. 333-182515-01**

Dear Ms. Mitchell:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 46</u>

1. Please tell us how you have met the requirements to provide disclosures pursuant to Item 5 of Form 10-K for CBL & Associates Limited Partnership.

Note 15. Fair Value Measurements

Fair Value Measurements on a Nonrecurring Basis, page 138

2.   We note you recorded a $100 million non-cash impairment in the fourth quarter of 2015 related to you investment in Chesterfield Mall. Please address the following:

      a. Detail for us the results and dates of your previous impairment analyses related to this property and the factors that contributed to the recognition of the impairment during the fourth quarter. In your response address your considerations related to the property as of December 31, 2014, at which time you previously disclosed you were considering alternatives to reposition this property; and

      b. Disclose the basis for the 11-year holding period assumption used in fair valuing the Chesterfield Mall property given you intend to work with the lender to exit this investment when the loan matures later in 2016; and

      c. Additionally, in future periodic filings disclose the valuation technique used in the fair value measurement of Chesterfield Mall as required by ASC 820-10-50-2bbb.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or me at 202.551.3429 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant
Office of Real Estate and
  Commodities